                          Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921



MICHAEL F. MARINO
215.963.5388
mfmarino@morganlewis.com

May 24, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561
Attention: H. Christopher Owings
           Assistant Director

RE: POLYMEDIX, INC.
    REGISTRATION STATEMENT ON FORM 10-SB
    PRE-EFFECTIVE AMENDMENT NO. 1
    FILED MAY 24, 2006
    FILE NO. 000-51895

Dear Mr. Owings:

On behalf of PolyMedix, Inc. (the "Company"), we are responding to the comments of the Staff of the Securities and Exchange Commission (the "Commission") contained in your letter dated May 2, 2006 to Nicholas Landekic with respect to the Company's Registration Statement on Form 10-SB referred to above (the "Registration Statement").

In response to your letter, set forth below are your comments in bold followed by the Company's responses to your comments.

Where indicated below, the Company will include changes to the referenced disclosures in Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which the Company is filing contemporaneously with this response letter. Amendment No. 1 will also include financial information as of and for the quarter ended March 31, 2006 and certain changes and additions resulting from management's ongoing review of the disclosures contained therein.

PolyMedix, Inc.
Page 2 of 12
May 24, 2006

We have sent to your attention via overnight delivery three courtesy copies of the following: (i) this letter as filed via EDGAR; (ii) Amendment No. 1 as filed via EDGAR; and (iii) Amendment No. 1, marked to show changes against the initial filing of the Registration Statement, as filed with the Commission on April 5, 2006.

GENERAL

     1. PLEASE NOTE THAT WE ARE CURRENTLY REVIEWING YOUR DISCLOSURE REGARDING THE FDA AND MAY HAVE FURTHER COMMENTS.

          Response: The Company acknowledges that the Staff is reviewing the Company's disclosure regarding the FDA and that the Staff may have further comments in connection therewith.

FORWARD LOOKING STATEMENTS, PAGE 1

     2. PLEASE DELETE THE REFERENCES TO SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. YOU ARE NOT ABLE TO RELY ON THOSE SECTIONS. PLEASE REVISE.

          Response: The Company has deleted references to "Section 27A of the Securities Act of 1933" and "Section 21E of the Securities Exchange Act of 1934" on page i of Amendment No.1 (page i of the marked version of Amendment No. 1) in response to the Staff's comment.

MARKET OPPORTUNITY, PAGE 3

     3. PLEASE PROVIDE SUPPORT FOR YOUR MARKET STATISTICS YOU CITE IN THIS SECTION. PLEASE MARK YOUR SUPPORT OR PROVIDE PAGE REFERENCES IN YOUR RESPONSE TO THE SECTIONS YOU RELY UPON FOR EACH SPECIFIC STATEMENT.

          Response: The Company is providing supplemental materials to the Staff responsive to this comment under cover of a separate letter dated today. These materials are marked to indicate the sections of Amendment No. 1 to which they relate.

PolyMedix, Inc.
Page 3 of 12
May 24, 2006

PROPRIETARY RIGHTS, PAGE 15

     4. PLEASE CLARIFY THE IMPORTANCE OF YOUR EXCLUSIVELY LICENSED PATENTS. FOR INSTANCE, WHAT IMPACT WOULD LOSING THE LICENSES HAVE ON YOUR BUSINESS? ALSO, SPECIFY THE DURATION OF YOUR LICENSES AND PATENTS.

          Response: In response to the Staff's comment, the Company has revised the disclosure in the following portions of Amendment No. 1:

               o on pages 10-11 of Amendment No. 1 (pages 12-14 of the marked version of Amendment No. 1) under the heading "Proprietary Rights"; and

               o    under the risk factor entitled "Our success is dependent on the continuation of ...." commencing on page 18 of Amendment
                    No. 1 (page 21 of the marked version of Amendment No. 1).

WHERE YOU CAN FIND ADDITIONAL INFORMATION, PAGE 22

     5. WE NOTE THAT YOU REFERENCE THE OLD ADDRESS OF THE SECURITIES AND EXCHANGE COMMISSION. PLEASE REVISE TO INCLUDE OUR NEW ADDRESS AT 100 F STREET, NE (WASHINGTON, D.C. 20549).

          Response: The Company has revised its disclosure on page 16 of Amendment No. 1 (page 18 of the marked version of Amendment No. 1) under the heading "Where You Can Find Additional Information" in response to the Staff's comment.

RISK FACTORS

     6. PLEASE ADD A RISK FACTOR TO DISCUSS THAT YOU ARE SUBSTANTIALLY CONTROLLED AND INFLUENCED BY MANAGEMENT.

          Response: The Company has added a risk factor entitled "Our executive officers and directors have the ability to significantly influence matters..." commencing

PolyMedix, Inc.
Page 4 of 12
May 24, 2006

          on page 22 of Amendment No. 1 (page 25 of the marked version of Amendment No. 1) in response to the Staff's comment.

     7. SOME OF YOUR RISK FACTOR HEADINGS COULD APPLY TO ANY BUSINESS SIMILAR TO YOURS WITHOUT ADDRESSING SPECIFICALLY WHAT THE RISKS ARE TO YOUR BUSINESS. REVISE THROUGHOUT THIS SECTION TO CLARIFY WHAT THE RISKS ARE TO YOUR BUSINESS AND TO DISCUSS YOUR EXPERIENCE TO DATE AND ANY FACTORS THAT YOU BELIEVE ARE LIKELY TO OCCUR.

          Response: The Company has revised the following risk factors commencing on the following pages of Amendment No. 1 in response to the Staff's comment:

                                                                                      Amendment
                                                                                        No. 1
                                                          Amendment No. 1              Page No.
                         Risk Factor                          Page No.                 (marked)
      -------------------------------------------------   ---------------             -----------
      "If we are unable to meet our needs for..."                17                       20
      "Our success is dependent on the ..."                      18                       21
      "There can be no assurance that our ..."                   19                       22
      "Due to our reliance on third-party ..."                   20                       24
      "We rely on third parties to provide software..."          21                       25
      "Before we can commence clinical..."                       24                       27
      "Because clinical trials for our product ..."              24                       28

          With respect to risk factors that have not been revised, the Company does not believe that the described risks are enhanced with respect to the Company's business. Thus, the Company has not revised its disclosure because it believes that to do so would tend to ameliorate the disclosed risks that the Company believes are applicable to it.

PolyMedix, Inc.
Page 5 of 12
May 24, 2006

     8. PLEASE ELIMINATE THE POSITIVE OUTLOOK PRESENTLY CONVEYED BY YOUR RISK FACTOR HEADINGS. FOR INSTANCE, ON PAGE 27 YOU LIST A RISK FACTOR CAPTION INDICATING THAT YOUR "PRODUCT CANDIDATES BEING GRANTED `FAST TRACK,' `PRIORITY REVIEW' OR `ACCELERATED APPROVAL' STATUS MAY NOT LEAD TO A FASTER DEVELOPMENT, REGULATORY REVIEW OR APPROVAL PROCESS." HOWEVER, THIS HEADING IMPLIES THAT YOUR PRODUCTS WOULD BE APPROVED FOR FAST TRACK, PRIORITY REVIEW OR ACCELERATED APPROVAL, WHICH MAY NOT BE THE CASE. THIS IS ONLY ONE EXAMPLE. PLEASE REVISE THROUGHOUT.

          Response: The Company has revised the following risk factors commencing on the following pages of Amendment No. 1 in response to the Staff's comment:

                                                                                    Amendment
                                                             Amendment                No. 1
                                                               No. 1                 Page No.
                           Risk Factor                        Page No.               (marked)
      ----------------------------------------------------   ---------              ----------
      "A third party has asserted that it is entitled ..."       18                     21
      "There can be no assurance that our..."                    19                     22
      "Even if regulatory authorities approve..."                20                     23

WE ARE AN EARLY-STAGE, START-UP COMPANY WITH LIMITED OPERATING HISTORY... PAGE
23

     9. PLEASE SPECIFY, IF TRUE, THAT ALL YOUR CURRENT REVENUE COMES FROM GRANT AND RESEARCH MONEY.

          Response: In response to the Staff's comment, the Company has included disclosure that all of the Company's revenue to date has come from research grants under the risk factor entitled "We are an early-stage, start-up..." commencing on page 16 of Amendment No. 1 (page 18 of the marked version of Amendment No. 1) and on page 30 of Amendment No. 1 (page 34 of the marked version of Amendment No. 1) under the heading "Plan of Operation."

PolyMedix, Inc.
Page 6 of 12
May 24, 2006

A THIRD PARTY MAY ASSERT THAT IT IS ENTITLED TO A WARRANT TO PURCHASE... PAGE 24

     10. PLEASE UPDATE THE CURRENT STATUS OF THE THIRD PARTY'S CLAIM.

          Response: The Company supplementally advises the Staff that there have been no further developments to the third party's claim described in the risk factor entitled "A third party has asserted that it..." commencing on page 18 of Amendment No. 1 (page 21 of the marked version of Amendment No. 1). This risk factor has been revised in response to the Staff's comment No. 8 above.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 35

     11. PLEASE NOTE THAT ITEM 303(B)(1) OF REGULATION S-B REQUIRES, AS APPLICABLE, A DISCUSSION OF ANY KNOWN TRENDS OR UNCERTAINTIES THAT MAY MATERIALLY AFFECT YOUR BUSINESS OR OPERATIONS. PLEASE EXPAND THIS SECTION TO DISCUSS IN REASONABLE DETAIL ANY KNOWN MATERIAL TRENDS AND UNCERTAINTIES THAT WILL HAVE OR ARE REASONABLY LIKELY TO HAVE A MATERIAL IMPACT ON YOUR REVENUES OR INCOME OR RESULT IN YOUR LIQUIDITY DECREASING OR INCREASING IN ANY MATERIAL WAY.

          Response: In response to the Staff's comment, the Company has included disclosure on pages 29-30 of Amendment No. 1 (pages 33-34 of the marked version of Amendment No. 1 ) under the heading "Plan of Operation" relating to the Company's expectations that:

               o it will continue to incur significant and increasing operating losses, in the aggregate and on a per share basis, as a result of the research and development expenses the Company expects to incur in developing its product candidates and the general and administrative expenses the Company expects to incur as a reporting company;

               o it will not generate any revenues from sources other than research grants in the near-term; and

               o it will require additional capital resources, including proceeds from additional equity and/or debt financing transactions, in order to adequately fund its research and development activities.

PolyMedix, Inc.
Page 7 of 12
May 24, 2006

PLAN OF OPERATION, PAGE 39

     12. WE NOTE THAT YOU LIST THE FIVE RESEARCH AND DEVELOPMENT PROGRAMS YOU PLAN TO PURSUE IN THE NEXT TWELVE MONTHS. SPECIFICALLY, WE NOTE THAT YOU PLAN TO SUBMIT INVESTIGATIONAL NEW DRUG APPLICATIONS FOR THE INTRAVENOUS AND SYSTEMIC ANTIBIOTIC AND HEPARIN ANTAGONIST PROGRAMS. PLEASE SPECIFY WHAT STAGE THIS IS IN THE REGULATORY APPROVAL PROCESS AND HOW CLOSE YOU ARE IN GETTING PRODUCTS TO THE MARKET.

          Response: In response to the Staff's comments, the Company has:

               o added disclosure on page 1 of Amendment No. 1 (page 1 of the marked version of Amendment No. 1) under the heading "Business Overview," that all of the Company's products are in preclinical developments.

               o modified its disclosure on pages 29-30 of Amendment No. 1 (page 33 of the marked version of Amendment No. 1) under the heading "Plan of Operation."

          The Company also notes that information relating to how close the Company is in getting its products candidates to market is set forth on pages 6 and 9 of Amendment No. 1 (pages 8 and 11 of the marked version of Amendment No. 1) under the headings "Antibiotic Product Candidates -- Development Plan" and "Heparin and LMWH Antagonist Product Candidate -- Development Plan," respectively.

     13. PLEASE CLARIFY WHAT YOU MEAN WHEN YOU SAY YOU PLAN TO "OUT-LICENSE" INTERNATIONAL TERRITORIES, PRIMARY CARE PHARMACEUTICALS, DERMATOLOGICAL PHARMACEUTICALS AND ANTIMICROBIAL POLYMERS FOR BIOMATERIALS APPLICATIONS.

          Response: In response to the Staff's comments, the Company has modified its disclosure on:

               o page 7 of Amendment No. 1 (page 9 of the marked version of Amendment No. 1) under the heading "Other Applications -- Medical Device, Industrial and Consumer Applications";

               o page 9 of Amendment No. 1 (pages 11-12 of the marked version of Amendment No. 1) under the heading "Our Strategy - Retain Rights to Market Hospital Based Products to Hospitals in North America"; and

PolyMedix, Inc.
Page 8 of 12
May 24, 2006

               o page 30 of Amendment No. 1 (on page 34 of the marked version of Amendment No. 1) under the heading "Plan of Operation."

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 52

     14. WE NOTE THAT YOUR RELATIONSHIP WITH DR. WILLIAM DEGRADO AS SET FORTH ON PAGE 15. IT APPEARS THAT THIS RELATIONSHIP SHOULD BE DISCUSSED IN THIS SECTION. PLEASE ADVISE OR DESCRIBE THE TYPE AND EXTENT OF THIS RELATIONSHIP AS WELL AS ANY FEE ARRANGEMENTS.

          Response: The Company pays Dr. Degrado a consulting fee of $7,000 per month for research services. Consulting fees paid to Dr. DeGrado in cash were $60,000, $60,000, $60,000 and $20,000 for the years ended
          December 31, 2005, 2004, and 2003 and for the period from August 8, 2002 (Inception) to December 31, 2002, respectively.

          Dr. DeGrado also serves as Chairman of the Company's Scientific Advisory Board. As consideration for his agreement to serve as Chairman of the Scientific Advisory Board and for his research services, the Company issued 240,000 shares of common stock to Dr. DeGrado in February 2004.

          As of the date hereof, Dr. DeGrado beneficially owns less than 1% of the Company's common stock, calculated in accordance with the beneficial ownership rules of the SEC.

          In response to the Staff's comments, the Company has revised disclosure relating to its fee arrangement with Dr. William DeGrado as follows:

               o on page 11 of Amendment No. 1 (page 13 of the marked version of Amendment No. 1) under the heading "Proprietary Rights - University of Pennsylvania"; and

               o under the risk factor entitled "Our success is dependent on the continuance of..." commencing on page 18 of Amendment No. 1 (page 21 of the marked version of Amendment No. 1).

          The Company supplementally advises the Staff that Dr. Degrado's only relationship with the Company is as the Chairman of its Scientific Advisory Board and as a consultant as discussed above. As Chairman of the Company's Scientific Advisory Board, Dr. DeGrado does not have any policy-making authority. Rather, he serves solely in an advisory capacity to the Company's

PolyMedix, Inc.
Page 9 of 12
May 24, 2006

          Board of Directors. As a result, the Company has concluded that Dr. DeGrado does not fall within the class of person referenced by Item 404(a) of Regulation S-B, and therefore no disclosure of the Company's fee arrangement or relationship with Dr. DeGrado should appear in Part 1, Item 7 (Certain Relationships and Related Transactions) of the Registration Statement.

PLACEMENT AGENT AGREEMENT, PAGE 52

     15. PLEASE DISCLOSE WHETHER YOU ARE AFFILIATED WITH YOUR PLACEMENT AGENT.

          Response: In response to the Staff's comment, the Company has modified its disclosure on page 39 (pages 43-44 of the marked version of Amendment No. 1) under the heading "Fordham Financial Management, Inc."

NOTE 1 - NATURE OF OPERATIONS AND INCORPORATION, PAGE 68

     16. PLEASE REVISE THE LAST PARAGRAPH OF NOTE 1 TO STATE THAT THE FORMER SHAREHOLDERS OF POLYMEDIX PHARMACEUTICALS RECEIVED THE MAJORITY OF THE POST MERGER SHARES, AND THAT IS WHY THEY ARE THE SURVIVOR FOR ACCOUNTING PURPOSES, IF TRUE.

          Response: In response to the Staff's comment, the Company has modified its disclosure:

               o on page 1 of Amendment No. 1 (page 1 of the marked version of Amendment No. 1) under the heading "Corporate Structure"; and

               o on page 53 of Amendment No. 1 (page 59 of the marked version of Amendment No. 1) under the heading "Note 1 - Nature of Operations and Incorporation".

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 68

     17. THE SECOND PARAGRAPH OF THE FAIR VALUE OF FINANCIAL INSTRUMENTS AND CREDIT RISK SECTION DISCLOSES MONEY MARKET FUNDS BEING BACKED BY HIGH QUALITY SHORT TERM FINANCIAL INSTRUMENTS. PLEASE TELL US IF THE MONEY MARKET IS RISK FREE AND HOW THE MONEY MARKET FUNDS QUALIFY AS A CASH EQUIVALENT UNDER SFAS 95.

PolyMedix, Inc.
Page 10 of 12
May 24, 2006

          Response: The Company's money market account is not risk-free although it invests in a diversified portfolio of U.S. dollar denominated money market securities. These securities consist primarily of short-term U.S. government securities, U.S. government agency securities, bank obligations, commercial paper and repurchase agreements. The fund has $16.1 billion invested and during the past thirty years it has been in existence it has traded at $1.00 per share. During the thirty year history of the portfolio, a security has never defaulted resulting in a loss within the portfolio.

          This investment meets the classification criteria as defined by SFAS No. 95, in that these investments are:

               o readily convertible into known amounts of cash ($1.00 per share) and

               o there is no maturity on these investments and therefore they present insignificant risk of changes in value because of changes in interest rates.

          For these reasons, the Company has classified its money market account as a cash equivalent.

NOTE 5 - STOCKHOLDERS' EQUITY, PAGE 73

     18. PLEASE TELL US HOW YOU DETERMINED THE FAIR VALUE OF THE 2005 COMMON STOCK GRANTS WAS $.65 PER SHARE. TELL US WHAT THE FAIR VALUE OF YOUR COMMON SHARES WAS THOUGHOUT THE YEAR, AND THE EVENTS AND CIRCUMSTANCES THAT CAUSED THE VALUE TO CHANGE. PLEASE RELATE THE VALUE OF THE COMMON SHARES WITH THE PREFERRED SHARES SOLD IN 2005.

          Response: All common stock grants in 2005 were awarded in January and February 2005, within two months of the final closing of the Company's December 2004 private placement of shares of its Series B Preferred Stock (the "Series B Private Placement"). Based upon the relevance as to timing and discovery and development status, the Series B Private Placement was considered to be most relevant in determining fair value of the common stock grants awarded in early 2005.

          Giving consideration at the time of these awards to the Company's early stage of development, the Company's ability to continue as a going concern, the fact that no material progress had been made on the Company's business plan and the fact that the Company's post-money valuation at the time of the final closing of the Series B Private Placement placed no significant equity value above liquidation

PolyMedix, Inc.
Page 11 of 12
May 24, 2006

          preference of the outstanding preferred stock, the Company employed the Current Value Method to value the January and February 2005 common stock grants. The Company's calculation to arrive at the valuation of $0.65 per share of common stock was as follows:

Total shares of capital stock outstanding at December 31, 2004               10,185,800
Series B preferred stock sales price per share                              X     $1.25
                                                                            -----------
Post-money valuation at December 31, 2004                                   $12,732,250
Liquidation preference on outstanding preferred stock                       ($6,154,200)
                                                                            -----------
Liquidation value available to participating shares                          $6,578,050
Total participating shares (common stock + participating preferred stock)   /10,185,800
                                                                            -----------
Common stock valuation per share                                                  $0.65
                                                                            ===========

          From November 2005 to February 2006, the Company sold shares of Series 1 Preferred Stock in multiple closings at a per share purchase price of $3.00. Shares of Series 1 Preferred Stock may be converted at any time, at the option of the holder thereof, into shares of common stock on a 2-for-1 basis, subject to certain adjustments. The Series 1 Preferred Stock have the rights, powers and preferences described on pages 40-41 of Amendment No. 1 (page 45 of the marked version of Amendment No. 1) under the heading "Preferred Stock."

          During the second and third quarters of 2005, the following milestones were achieved, which the Company believes contributed to the valuation ascribed to the Company's private placement of shares of its Series 1 Preferred Stock:

               o Pivotal efficacy data was achieved showing that the Company's antibiotic compounds had a significant effect in treating infections in experimental animal models. This data demonstrates that such agents have the potential to be developed as antibiotic drugs for human use.

               o Important toxicology results were achieved demonstrating that the Company's antibiotic compounds should have an acceptable safety index to allow them to be developed as antibiotic drugs for human use.

               o Significant progress was achieved in demonstrating that the Company's antimicrobial polymer materials could be used as additives to create self-sterilizing coatings and plastic materials. Such applications could provide the basis for additional commercial opportunities for the Company.

PolyMedix, Inc.
Page 12 of 12
May 24, 2006

               o Data was generated for the Company's heparin antagonist drug development program, giving the Company a second program and commercial opportunity.

NOTE 6 - COMMITMENTS AND CONTINGENCIES, PAGE 77

     19. RISK FACTOR DISCLOSURE ON PAGE 24 STATES THAT A THIRD PARTY MAY ASSERT THAT IT IS ENTITLED TO A WARRANT TO PURCHASE COMMON SHARES. PLEASE TELL YOUR ANALYSIS UNDER SFAS 5 THAT PERMITS YOU TO OMIT DISCLOSURE OF THIS MATTER IN THE FINANCIAL STATEMENTS. ALTERNATIVELY, REVISE NOTE 6 TO THE FINANCIAL STATEMENTS TO INCLUDE APPROPRIATE DISCLOSURE.

          Response: SFAS No. 5 requires disclosure of a loss contingency when "there is at least a reasonable possibility that a loss or an additional loss may have been incurred." We do not believe the third party's position in this matter to be meritorious, and believe that we have sound and meritorious defenses against any potential claim. The third party has not initiated a lawsuit relating to this matter. We have reviewed this matter with our outside advisors, including our counsel, and have assessed the possibility of a loss as a result of this matter as being less than a reasonable possibility.

                    *****************************************

If you have any questions, please feel free to contact me at (215) 963-5388 or Justin W. Chairman at (215) 963-5061.

Regards,


/s/ Michael F. Marino
-------------------------------------
Michael F. Marino

Enclosures

cc: Nicholas Landekic
    Edward F. Smith
    Justin W. Chairman, Esq.